EXHIBIT 99.47

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)
Suite 210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

September 9, 2019

Item 3.	News Release

A news release was disseminated on September 10, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced it had closed its prospectus offering (the "Offering") to certain Canadian institutional accredited investors announced on August 28, 2019. Pursuant to the Offering, the Company issued 2,500 secured convertible debenture units (each, a "Convertible Debenture Unit") at a price of $10,000 per Convertible Debenture Unit for gross proceeds of $25,000,000.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Item 9.	Date of Report

September 16, 2019

Schedule "A"

Emerald Health Therapeutics Announces Closing of $25 million Convertible Debenture Unit Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Sept. 10, 2019 -- Emerald Health Therapeutics, Inc. ("Emerald" or the "Company") (TSXV: EMH; OTCQX: EMHTF) announces that it has closed its prospectus offering (the "Offering") to certain Canadian institutional accredited investors announced on August 28, 2019. Pursuant to the Offering, the Company issued 2,500 secured convertible debenture units (each, a "Convertible Debenture Unit") at a price of $10,000 per Convertible Debenture Unit (the "Issue Price") for gross proceeds of $25,000,000.

Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture of the Company in the principal amount of $10,000 (each, a "Convertible Debenture") and 5,000 common share purchases warrants of the Company (each, a "Warrant"). The Convertible Debentures have a maturity date of 24 months from the date hereof (the "Maturity Date") and bear interest (at the option of the Company payable in cash or, pursuant to TSXV rules and subject to certain limitations on a holder’s ownership levels, in common shares of the Company ("Common Shares")) from the date hereof at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The Convertible Debentures include certain covenants relating to the business of the Company.

Subject to certain limitations on a holder’s ownership levels, the Convertible Debentures are convertible, subject to certain restrictions and at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures have a conversion price of $2.00 per Common Share (the "Conversion Price"). If, at any time prior to the Maturity Date, the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the Convertible Debentures at the Conversion Price provided the Company gives 30 days' notice of such conversion to the holder.

Subject to certain limitations on a holder’s ownership levels, each Warrant is exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of 24 months from the date hereof. If, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

The Company has used a portion of the net proceeds of the Offering to repay the outstanding loan to Emerald Health Sciences Inc. and intends to use the remainder for working capital.

The Convertible Debenture Units were offered by way of a shelf prospectus supplement dated August 30, 2019 filed in all of the provinces of Canada pursuant to National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44- 102 Shelf Distributions.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald's Verdélite operation in Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1,200 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health Group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body's endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include the Company's proposed uses of the net proceeds of the Offering; the anticipated receipt of regulatory approvals; repayment of the Convertible Debentures; conversion of the Convertible Debentures; exercise of the Warrants; the production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company's annual information form, the Company’s shelf prospectus supplement dated August 30, 2019 and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.